Exhibit 99.1

Rules applicable to Performance Shares	Page 1 of 11	Effective on: September 15, 2014 Annex A

The purpose of this Plan is to define the terms and conditions applicable to the award of performance shares to employees, whose employment contracts are in force at the Grant Date, of Alcatel Lucent or companies affiliated to Alcatel Lucent within the meaning of article L. 225-197-2 of the French Commercial Code.

This award of performance shares is governed by the provisions of articles L. 225-197-1 et seq. of the French Commercial Code, articles 212-4 and 212-5 of the General Rules of the Autorités des Marchés Financiers, and the provisions hereof.

SUMMARY

1 – Definitions	2

2 – Grant of Performance Shares	3

2.1. Beneficiaries	3

2.2. Method of grant	3

3 – Vesting period	4 - 9

3.1. Duration of the vesting period	4

3.2. Rights of the Beneficiary during the vesting period	4

3.3. Vesting of Shares	4 - 7

3.4. Death or disability of the Beneficiary during the vesting period	7

3.5. Status of the Beneficiary’s Rights in the event of a change affecting the situation of the Company	8

3.6. Delivery of shares	9

3.7. Source of shares	9

4 – Status of shares at the end of the holding period	9 - 10

4.1. Rights of the Beneficiary	9

4.2. Transferability of shares	9

4.3. Periods when the transfer of shares is prohibited	10

4.4. Listing of the new shares	10

5 – Amendments	10

6 – Tax and social security contributions	10

6.1. Payment	10

6.2. Filing obligations	10

7 – Duration	10

8 – Governing Law	11

9 – List of Telecommunications equipment providers composing the Panel	11

Rules applicable to Performance Shares	Page 2 of 11	Effective on: September 15, 2014 Annex A

1. DEFINITIONS

The following words and expressions used in this Plan with a capital initial shall have the meaning given below:

Award of Performance Shares means the award of free shares, under conditions, decided by the Board of Directors of the Company pursuant to the authorization given to it by the shareholders’ extraordinary general meeting of May 28, 2014, and pursuant to the provisions of articles L. 225-197-1 et seq. of the French Commercial Code and this Plan;

Beneficiary means an employee of the Company or of an Subsidiary who is awarded Performance Shares;

Company means Alcatel Lucent;

Conditions means the conditions to which the Vesting of Shares is subject, in accordance with the provisions of paragraph 3.3.1 of this Plan;

Grant Date means September 15, 2014, date on which the Board of Directors of the Company decided upon the Award of Performance Shares;

Group means the Company and its Subsidiaries;

Panel has the meaning set forth in paragraph 3.3.1 b) of this Plan;

Performance Ratio has the meaning set forth in paragraph 3.3.1 b) of this Plan;

Period 1 has the meaning set forth in paragraph 3.3.1 b) of this Plan;

Period 2 has the meaning set forth in paragraph 3.3.1 b) of this Plan;

Plan means this document;

Right means the right to Vesting of Shares subject to the fulfillment of the Conditions;

Share means one ordinary share of the Company;

Subsidiary means any company or economic interest grouping (groupement d’intérêt économique), at least 50% of the share capital or voting rights of which are held directly or indirectly by the Company;

Trading Day means any day on which NYSE Euronext Paris market is open for trading;

Trigger Point has the meaning set forth in paragraph 3.3.1 b) of this Plan;

Vesting Date means the first business day following the end of the Vesting Period;

Vesting of Performance Shares means the transfer of the ownership of Shares to the Beneficiary at the Vesting Date;

Vesting Period means the period starting from the Grant Date and ending on the fourth anniversary date of the Grant Date.

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2. GRANT OF PERFORMANCE SHARES

2.1. Beneficiaries

The Beneficiaries of Performance Shares shall be bound to the Company or one of its Subsidiaries by an employment contract which is effective at the Grant Date. When the Performance Shares are granted in respect with this Plan, Beneficiaries shall not be persons fulfilling a social mandate within the Company.

The list of Beneficiaries selected by the Board of Directors is annexed to the minutes of the Board meeting at which the Award of Performance Shares was decided, and is held by the Secretary of the Board of Directors under the form of a listing signed by the President and the Secretary of the Compensation Committee. An electronic copy (CD-Rom) of the list that is authenticated by the Secretary of the Board of Directors may also be created.

Awards of Performance Shares and, if required, issuance of Shares pursuant to this Plan are made to each employee Beneficiary subject to the approval of the competent authorities (notably the regulatory and market surveillance authorities, exchange control and foreign investment or tax authorities) of the country in which the employer has its registered office and with regard to applicable legal and regulatory provisions, notably exchange regulations.

2.2. Method of grant

2.2.1 Individual Notice

Each Beneficiary shall be informed by an individual letter of the specific terms and conditions applicable to the Award of Performance Shares, and in particular:

(a)	the number of Performance Shares to be awarded to him/her;

(b)	the Grant Date;

(c)	the duration of the Vesting Period;

(d)	the Conditions to which the Vesting of Performance Shares at the Vesting Date is subject;

(e)	the procedure in order to accept or reject the Award of Performance Shares.

The complete version of this Plan is available on the Company’s intranet for consultation and download.

2.2.2 Acceptance or rejection

Each Beneficiary shall expressly accept or reject the terms and conditions of the Award of Performance Shares by following the process for this purpose as described on the Company’s intranet and within 40 days of the individual notice.

Acceptance will be deemed to include in particular acceptance by the Beneficiary of the terms of the Plan, the conditions stipulated in the individual notice and all tax or social security consequences attached to the Award of Performance Shares or Vesting of Shares.

Any Beneficiary who does not formally express his/her acceptance of the Award of Performance Shares in the conditions set forth above will be deemed to have permanently forfeited his rights to the Award of Performance Shares, without being able to claim any compensation or indemnity from his/her employer, the Company or any of its Subsidiaries.

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3. VESTING PERIOD

3.1. Duration of the Vesting Period

Pursuant to the shareholders’ authorization given to the Board of Directors at the general meeting on May 28, 2014, the Board of Directors hereby sets the duration of the Vesting Period to four years from the Grant Date, i.e. until September 15, 2018.

3.2. Rights of the Beneficiary during the Vesting Period

3.2.1 Non-transferability of Rights

The Rights are personally granted to the Beneficiary and may not be transferred in any way whatsoever, or be pledged in any way.

Any action taken in violation of the provisions of this paragraph 3.2.1 produces no effect towards, and may not be invoked against, the Company and will render the Rights that were affected null and void. The Beneficiary shall not be entitled to any compensation or indemnity of any kind in relation to the Rights that will be nullified as a result of the preceding sentence.

3.2.2 Preservation of the Beneficiary’s rights in the event of a financial transaction

In the event of financial transactions affecting the Company’s equity during the Vesting Period, the Board of Directors of the Company will have full powers to make any adjustment to the maximum number of Shares that may be delivered to the Beneficiary at the Vesting Date, provided that the Conditions are met, so that the Beneficiary is no better-off no worse-off as a result of such financial transactions.

Since the sole purpose of any such adjustment is to preserve the rights of the Beneficiary, any additional Rights awarded as a result of such an adjustment will be subject to the same Conditions as the initial Rights hereunder. In particular, such additional Rights will be subject to the remaining Vesting Period as of the date of the adjustment and the Vesting of additional Shares will be subject to the same Conditions.

The Beneficiary will be informed of the terms of this adjustment and its impact on his/her Award of Performance Shares.

As a result of the above-mentioned adjustments, it is possible that a Beneficiary will no longer meet the conditions that allow him to enjoy the applicable tax and social security regime. Should this occur, the Beneficiary shall bear the consequences for him/her and the non-applicability of the tax and social security regime with no recourse against his/her employer, the Company, or any of its Subsidiaries.

3.3. Vesting of Shares

3.3.1 Conditions to the Vesting of Shares

Vesting of Shares by the Beneficiary will take place on the Vesting Date, subject to the fulfillment of the following performance and presence Conditions at the end of 2 periods:

•	at the end of a 2-year period from the Grant Date for 50% of the initial grant of performance shares (Period 1),

•	at the end of a 4-year period from the Grant Date for the remaining 50% of the performance shares (Period 2).

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a)	Presence condition

i.	At the end of Period 1

The vesting of 50% of the shares for the initial grant is subject to the presence of the Beneficiary at the end of Period 1. In the event of termination or transfer of the Beneficiary’s employment contract to an unaffiliated entity before the working day following the second anniversary of the Grant Date, there shall be no Vesting of Performance Shares to the benefit of the Beneficiary. In such case, 100% of such Beneficiary’s Performance Shares shall be null and void and forfeited immediately. The same consequence shall be applied to the concerned Beneficiaries of any entity which would cease to be a Subsidiary under the Plan before the working day following the second anniversary of the Grant Date.

ii.	At the end of Period 2

The vesting of 50% of remaining Shares is subject to the presence of the Beneficiary at the end of Period 2. In the event of termination or transfer to an unaffiliated entity of the Beneficiary’s employment contract between the working day following the second anniversary of the Grant Date and the Vesting Date, the Vesting of Performance Shares by the Beneficiary concern 50% of such Beneficiary’s Performance Shares, subject to the fulfillment of the performance condition stated in paragraph b) below. In such case, the remaining 50% shall be null and void and forfeited immediately.

The same consequence shall be applied to the concerned Beneficiaries of any entity which would cease to be a Subsidiary under the Plan between the working day following the second anniversary of the Grant Date and the Vesting Date. The termination date, or the date of transfer, or the date when an entity ceased to be a Subsidiary, is the date at which the employment agreement (or corporate office) of the Beneficiary is effectively terminated or transferred, or the effective exit of the Group of the entity, without regards to any potential challenge by the Beneficiary of its termination or transfer, or the cause or legal grounds thereof and any court decision that would question the validity or the reasons of the termination, transfer, or the effective exit of the Group of the entity.

iii.	Exception

The Chief Executive Officer may grant a waiver and deem the presence condition satisfied notwithstanding the realization of the events above. The exception may be individual or collective. In any event, the performance condition set out in paragraph b) hereunder shall continue to apply.

b)	Performance condition

The determination of the performance condition will depend on the stock market performance of the Company share, compared to those of a representative selection of solutions and services providers in the telecommunications equipment sector, such list being set out in paragraph 9 (the “Panel”), which has been adopted by the Board of Directors.

If during the Vesting Period, any change in the nature of the Company’s activities occurs such that less than half of its sales is derived from solutions and services linked to the telecommunications equipment sector, the Board of Directors will revise the performance condition during its first meeting following evidence of this situation. If, during the Vesting Period, the Panel is modified as a result of a change of activities or corporate transactions (such as a merger or spin-off) affecting one or several companies listed therein, the Board of Directors shall be entitled to revise such list.

i.	Determination of the Performance Ratio for Periods 1 and 2:

•	The reference initial stock price shall be calculated on the Grant Date. It shall be equal to the average of the opening price of the Alcatel Lucent share on the NYSE Euronext Paris stock market over the 20 trading days preceding the Grant Date, rounded up to the nearest cent of a Euro (the “Initial Reference Stock Price”). The reference stock market price of the other issuers composing the Panel shall be calculated on the same basis and the same rounding rules on their respective main listing stock market and in their corresponding local currency;

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•	Following Periods 1 and 2, the reference stock price shall be calculated on the same basis for Alcatel Lucent and the other issuers composing the Panel, i.e. the average of the 20 opening prices preceding the end of the comparison period (the “Final Reference Stock Price”);

•	For Alcatel Lucent on the one hand, and for any other issuer included in the above-mentioned Panel on the other hand, the Performance Ratio enabling the appreciation of the stock performance shall be calculated by dividing the Final Reference Stock Price by the Initial Reference Stock Price.

ii.	Assessment at the end of Periods 1 and 2

The level of realization of the Performance condition will be subject to a comparison of the Performance Ratio of Alcatel Lucent with the median of the Panel’s Performance Ratio and the Trigger Point, determined as follows:

•	If the Performance Ratio of Alcatel Lucent is inferior to the Trigger Point, i.e. 60% to the median of the Panel’s Performance Ratios, there shall be no Rights in connection with such Period;

•	If the Performance Ratio of Alcatel Lucent is superior to the median of the Panel’s Performance Ratios, 100% of the Rights related to the considered Period will be vested subject to the final revision at the end of Period 2;

•	Between those two bounds, the number of Rights in connection with the considered Period shall be linearly calculated subject to the final revision at the end of Period 2 (see chart below).

At the end of each period 1 and 2, an adviser firm, appointed by the Board of Directors, will provide an analysis on the level of realization of the Performance condition. This analysis will be communicated to the Chief Financial & Legal Officer of the Group who will acknowledge the fulfilment or not of the performance condition, who will then inform the Board of Directors at its next meeting.

iii.	Final revision at the end of Period 2

The determination of the definitive number of Shares vested will take place at the end of Period 2, for all the Beneficiaries that were present or not on the Vesting Date, by comparison of the level of realization of the performance condition evidenced at the end of Periods 1 and 2 as follows:

•	If the level of realization of the performance condition at the end of Period 2 is superior to the one at the end of Period 1, the level of realization of the performance condition at the end of Period 2 shall apply to the whole Vesting of Performance Shares;

Rules applicable to Performance Shares	Page 7 of 11	Effective on: September 15, 2014 Annex A

•	If the level of realization of the performance condition at the end of Period 2 is inferior to the Trigger Point, i.e. 60% to the median of the Panel’s Performance Ratios, no Shares shall be vested in connection with the two periods considered;

•	If the level of realization of the performance condition at the end of Period 2 is inferior to the one at the end of Period 1, but still superior to the above-mentioned Trigger Point, the level of realization of the performance condition at the end of each Period shall be taken respectively for such Period.

This can be summarized in the chart below, in which:

•	a) corresponds to the level of realization of the performance condition at the end of Period 1,

•	b) corresponds to the level of realization of the performance condition at the end of Period 2.

3.3.2 Consequences of non-compliance with the Conditions

The Vesting of Performance Shares shall only concern the Performance Shares for which the Conditions are considered (totally or partially, according to the provisions herein) satisfied in compliance with the provisions of paragraphs 3.3.1(a) and (b).

The absence of the Vesting of Performance Shares because all or part of the Shares are null and void resulting from the non-compliance with the Conditions shall not give right to any indemnification of, or compensation to, such Beneficiary.

3.4. Death or disability of the Beneficiary during the Vesting Period

Notwithstanding the foregoing, in the event of death of the Beneficiary during the Vesting Period, his/her heirs may request the Vesting of Performance Shares within six months of the date of death. The vesting shall occur in relation to 100% of all such Performance Shares without applying the terms of the performance condition set in paragraph 3.3.1 b) above.

The Shares so delivered are freely transferable.

When the above-mentioned six-month period following the death expires, the Performance Shares will become null and void, and the Beneficiary’s heirs may no longer request the Vesting of Performance Shares to their benefit.

Rules applicable to Performance Shares	Page 8 of 11	Effective on: September 15, 2014 Annex A

In case of disability of 2nd or 3rd category of the Beneficiary, as defined in article L.341-4 of the French Social Security Code, Vesting of Performance Shares for such Beneficiary will take place as soon as such event is notified to the Company. The vesting shall occur in relation to 100% of all such Performance Shares without applying the terms of the performance condition set in paragraph 3.3.1 b) above.

The Shares so delivered are freely transferable.

3.5 Status of Beneficiaries’ Rights in the event of a change affecting the situation of Company

3.5.1 Events impacting the situation of the Company

Should one of the following events occurs before the end of the Vesting Period

(a)	a merger, demerger or spin-off of the Company, or

(b)	a change of control of the Company (“control” having the meaning ascribed to such term in article L. 223-3, I of the French Commercial Code), or

(c)	a takeover bid or exchange offer for all the shares of the Company such that, if the offer is successful, the bidder would obtain control over the Company,

the Board of Directors of the Company may, in its sole discretion, decide what position to take with respect to the Performance Shares.

In particular, the Board of Directors of the Company may, as the case may be:

(i)	agree with the new company, successor or buyer(s) that such company shall either: (x) take over all rights and obligations of the Company pursuant to this Plan or (y) replace Performance Shares granted hereunder by granting the Beneficiary new Performance Shares, which it shall deem in good faith to be of the same value. Accordingly, the Beneficiary may, in the event of a merger and if the general meeting of shareholders of the merging company agrees to uphold the provisions hereof, be allotted Performance Shares of the merging company under the conditions set by its general shareholders’ meetings, after adjustment, as necessary, based on the exchange ratio applied under the merger agreement. Generally, in the event of share exchanges in connection with a merger, demerger or spin-off conducted in accordance with applicable regulations, the Vesting Period will remain applicable to Performance Shares then received for the remainder of its duration at date of the exchange, according to article L. 225-197-1, III of the French Commercial Code; or

(ii)	indemnify the Beneficiary for the loss resulting from the forfeiture of their Performance Shares or the waiver of such Performance Shares upon the request of the Company.

3.5.2. Tax and social security consequences

As a result of the events and transactions above, the Beneficiary could cease to meet the conditions that would otherwise enable him/her to enjoy the tax and social security regime applicable to him/her in light of his/her personal circumstances. Should this occur, the Beneficiary will bear the consequences as an employee of the non-applicability of the initial tax and social security regime with no recourse against his/her employer, the Company, or any of its Subsidiaries.

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3.6 Delivery of Shares

On the Vesting Date of the Performance Shares, subject to the provisions of paragraphs 3.4 and 3.5, the Company will transfer to each Beneficiary the number of Shares to which he is entitled, as determined in accordance with this Plan.

The delivery of Shares conveys full ownership of the Shares to the Beneficiary or, as the case may be, his/her legal heirs.

3.7 Source of Shares

The Shares to be transferred to the Beneficiary at the Vesting Date will be new shares issued of a share capital increase. No later than the Vesting Date, the Board of Directors of the Company shall have the ability to modify its choice and to decide to transfer treasury Shares repurchased by the Company pursuant to articles L.225-208 and L.225-209 of the French Commercial Code.

In case of death or invalidity of a Beneficiary during the Vesting Period, the Shares that will be transferred, shall be existing Shares.

4. STATUS OF SHARES AT THE END OF THE HOLDING PERIOD

4.1. Rights of the Beneficiary

4.1.1. Rights attached to Shares

Shares transferred upon Vesting of Performance Shares shall be identical to the Company’s ordinary shares at that date, in particular with regard to voting rights, rights to dividend and payment of any reserves, the right to attend shareholders’ meetings, rights of communication, and preferential subscription rights attached to each Share. They shall be subject to all the provisions of the by-laws, and all decisions of shareholders’ meetings shall be binding upon each Beneficiary.

4.1.2. Effective date of shareholders’ rights

In the event that Shares transferred to the Beneficiary as a result of the Vesting of Performance Shares are existing Shares, such Shares will enjoy shareholders’ rights starting on the date of their registration.

In the event that Shares transferred to the Beneficiary as a result of the Vesting of Performance Shares are newly issued Shares, such Shares will have current enjoyment. They will be assimilated to the existing shares as soon as they are issued and will confer the same rights.

4.2. Transferability of Shares

Accordingly to the applicable legal and regulatory provisions and to the authorization of the shareholders dated May 28, 2014, the Board of Directors has decided that the Beneficiary shall not be subject to any holding requirement or period, as from the Vesting Period.

As a consequence, as from the Vesting Date, Shares shall be available and may be freely transferred by the Beneficiary in compliance with applicable law, subject to the provisions of paragraph 4.3.

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4.3. Periods when the transfer of Shares is prohibited

Each Beneficiary shall comply with the Code of Conduct adopted by Alcatel Lucent in regards to the prevention of insider dealing and which may be consulted on the Company’s intranet.

In addition, given that the Shares are granted for free as part of a performance shares plan and in accordance with applicable laws, Shares may not be transferred during the following periods :

(a)	the ten Trading Sessions preceding and following the dates on which the consolidated financial statements of the Company are disclosed to the public; and

(b)	the ten Trading Sessions following the date on which information which could have a significant effect on the Company’s share price is disclosed to the public.

4.4 Listing of the new Shares

The admission of the new Alcatel Lucent shares resulting from an issue of Shares, if any, in accordance herewith, will be requested for listing on NYSE Euronext Paris market.

5. AMENDMENTS

The Board of Directors of the Company may at any time make amendments to the terms and conditions hereof that will allow the Beneficiary or the Company or its Subsidiaries to enjoy a favorable tax and social security regime in effect in any country where the Plan is applicable, or avoid any unfavorable effects that new legal, tax, accounting, or social security provisions may have on the Company or its financial statements. These amendments may take the form of sub-plan applicable only for certain Beneficiaries.

6. TAX AND SOCIAL SECURITY CONTRIBUTIONS

6.1. Payment

The Beneficiary must conform to the terms and conditions imposed by the Company, its Subsidiaries, or any other person appointed by the Company or its Subsidiaries for the payment (including withholding taxes or disposals of a portion of shares to cover this payment) of any social security contributions (including the employee social security contributions) or taxes in the country where the Beneficiary resides, in relation to his/her Performance Shares.

6.2. Filing obligations

The Beneficiary, the Company, and the Subsidiaries will respect all filing obligations with the tax and social security authorities to which they may be subject.

7. DURATION

The terms and conditions herein shall apply as long as necessary for the performance of the obligations set forth herein.

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8. GOVERNING LAW

The terms and conditions herein shall be construed and interpreted in accordance with French law.

9. LIST OF TELECOMMUNICATIONS EQUIPMENT PROVIDERS COMPOSING THE PANEL

	Curr.	20 day average prior to 9/15/2014
ADTRAN	USD	22,76
Alcatel-Lucent (ORD)	EUR	2,59
Amdocs	USD	46,86
Arris	USD	30,97
Ciena	USD	19,75
Cisco	USD	24,82
CommScope	USD	25,74
Ericsson (ORD)	SEK	87,49
Juniper	USD	23,44
Nokia (ORD)	EUR	6,30
ZTE	HKD	17,63